Exhibit 16.1

October 7, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Commissioners:

We have read Item 4.01 of Form 8-K/A dated September 21, 2004, of Novell, Inc. and are in agreement with the statements contained in the fourth and fifth paragraphs therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Very truly yours, By /s/ Ernst & Young LLP